EARLY WARNING REPORT
UNDER NATIONAL INSTRUMENT 62-103

(a)	Name and address of the offeror.
Alamos Gold Inc. (“Alamos”)
130 Adelaide Street West, Suite 2200
Toronto, Ontario
M5H 3P5

(b)
Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the reporting obligation, and whether it was ownership or control that was acquired in those circumstances.

N/A

(c)
Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation.

Alamos owns and controls 10,861,538 common shares (“Common Shares”) of Carlisle Goldfields Limited (“Carlisle”), representing approximately 19.9% of the issued and outstanding Common Shares. Such Common Shares, previously owned and controlled by AuRico Gold Inc., were acquired by Alamos as successor to AuRico Gold Inc. by way of amalgamation.
See Item (g) below.

(d)	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i)	the offeror, either alone or together with any joint actors, has ownership and control;
See Item (c) above.

(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and
N/A

(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.
N/A

(e)	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place.
N/A

(e.1)	The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the reporting obligation.
N/A

(f)
Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

Alamos intends to acquire all of the outstanding Common Shares that it does not already own by way of the Arrangement described below.

(g)
General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

On October 15, 2015, Alamos announced that it had entered into a definitive arrangement agreement dated October 15, 2015 (the “Arrangement Agreement”) pursuant to which Alamos will acquire the approximately 80.1% of Common Shares of Carlisle not already owned by Alamos (approximately 43,718,695 Common Shares) in exchange for 0.0942 of one common share of Alamos and 0.0942 of one warrant to acquire an additional one common share of Alamos, for each Common Share held, by way of a court-approved plan of arrangement under Ontario law (the “Arrangement”).
The Arrangement Agreement contains customary representations, warranties, covenants and conditions of closing. The closing of the Arrangement is subject to the receipt of all required approvals, including the approval of the minority shareholders of Carlisle and court approval. The Arrangement will be presented for approval at a special meeting of shareholders of Carlisle scheduled to be held on or about December 16, 2015.
Alamos has entered into voting and support agreements with each of the senior officers and directors of Carlisle, pursuant to which each has agreed to vote all of their Common Shares in favour of the Arrangement, subject to the terms and conditions of their respective agreements (the “Lock-Up Agreements”). The Common Shares subject to the Lock-Up Agreements, together, represent approximately 12% of the issued and outstanding Common Shares.
The Arrangement is also described in the joint press release issued by Alamos and Carlisle on October 15, 2015. A copy of the press release is attached hereto as Schedule “A”.

(h)	Names of any joint actors in connection with the disclosure required herein.
N/A

(i)
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian Dollars, of the consideration paid by the offeror.

See Item (g) above.

(j)
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

See Items (f) and (g) above.

(k)	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

N/ADated this 19th day of October, 2015.
ALAMOS GOLD INC.
By:        /s/ James R. Poter
Name:    James R. Porter
Title:    Chief Financial Officer

SCHEDULE “A”

PRESS RELEASE